

National Fuel

Ronald J. Tanski
Treasurer

October 3, 2007

VIA FACSIMILE & U.S. MAIL

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Meadows:

We received your letter of September 21, 2007 regarding National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 2006. As indicated last week by my colleagues William Erdman and James Baetzhold, we are working on our response and expect to be able to deliver it by October 19, 2007.

Sincerely,

NATIONAL FUEL GAS COMPANY / 6363 MAIN STREET / WILLIAMSVILLE, NY 14221-5887 / 716-857-6981 / FACSIMILE 716-857-7856